Letterhead of Stadtsparkasse Düsseldorf

To the Management
Hein Gericke Deutschland GmbH
Reisholzer Werftstr. 19

40589 Dusseldorf

21 April 2004

Dear Sirs,

Supplemental to the syndicated loan agreement for EUR 31,000,000 between you, Polo EXPRESSVERSAND Gesellschaft für Motorradbekleidung und Sportswear mbH & Co. KG, Stadtsparkasse Düsseldorf and HSBC Trinkaus & Burkhardt KGaA of the date hereunder (hereinafter the “Syndicated Loan Agreement”), we gladly provide you with a working capital facility in the amount of

EUR 5,000,000.00 (in words: five million euros)

until further notice, but for a maximum period of 364 days. Stadtsparkasse Düsseldorf shall favourably consider an extension of the term of the Working Capital Facility if in its assessment the Borrower’s financial circumstances are unchanged upon expiry of the 364-day period.

This Working Capital Facility may be utilized only after tranches A, B and C under the Syndicated Loan Agreement have been fully drawn.

The Working Capital Facility may be utilised optionally by way of current account credits, money market credits, guarantee lines and letters of credit. Moreover, forex forward transactions — net – up to an amount of EUR 2,000,000.00 max. may also be effected against the Working Capital Facility.

Interest shall be paid on the basis of the EONIA1 on amounts utilised on a regular basis as current account credit, and on the basis of the 3-month EURIBOR on money market credits, plus a margin of 3.5% p.a. in each of the two cases.

For utilisations by way of forex forward transactions, the following is hereby agreed:

Individual drawings may be effected for a maximum term of 12 months and may not exceed the respective term of the Working Capital Facility.

For details on the respective forex forward transactions performed, please refer to the separate contractual documentation sent to you separately in each individual case. The rate applicable for risks under these transactions is 10% of the respective €-countervalue for

        1European Overnight Interest Average. For the calculation the respective average EONIA of the previous month shall apply. Interest shall be due monthly in arrears. Interest shall be calculated pursuant to euro usages on the basis of the exact number of days with reference to a year of 360 days.

contractual terms of up to three months; for terms exceeding three months we will take into consideration 20% of the respective €-countervalue as a risk premium. Stadtsparkasse may refuse to grant forex forward transactions if it deems the currency risk to be too high. If the risk premium is exceeded due to the price trend, we may demand the provision of further suitable collateral within such period as to be set by us. Stadtsparkasse is entitled, upon a near 100% utilisation of the credit, to close open forex forward transactions in part or in whole whilst safeguarding the interests of the client as far as possible, and to call for payment any claim remaining after such closing and to debit the account accordingly.

Guarantee lines already taken out, as well as letters of credit assumed and other existing utilized lines (totalling € 1,949,057.97 as of April 21, 2004) shall be applied as per agreement against the aforementioned credit volume.

For further types of credit we will agree with you the terms and conditions in the individual case.

On that portion of this general line of credit not utilised and not called, an availability commission of 1.25% shall be paid which shall fall due in arrears on the last day of a quarter.

This Credit Line is secured by the collateral specified in § 11 para. (1) of the Syndicated Loan Agreement pursuant to ranking further defined in such provision, and by the declarations of undertaking and negative pledge [Verpflichtungs- und Negativerklärungen] as specified in § 11 para. (3) of the Syndicated Loan Agreement. Details on the provision of collateral are contained in separate agreements.

You hereby agree that, prior to commencing a realisation of the collateral created pursuant to § 11 para. (1) and para. (2) of the Syndicated Loan Agreement, we shall debit the account maintained with us for this Working Capital Facility by an amount equal to the difference between EUR 5,000,000 and the amount of outstanding working capital loans granted to you hereunder at the respective time, and that we shall credit this amount via the agent of the Syndicated Loan Agreement to your credit account maintained pursuant to the Syndicated Loan Agreement for repayment of tranche A and, after complete repayment of tranche A, to the credit account of Polo EXPRESSVERSAND Gesellschaft für Motorradbekleidung und Sportswear mbH & Co. KG maintained pursuant to the Syndicated Loan Agreement for repayment of tranche B.

We are required by statutory regulations to effect a timely inspection of the financial circumstances of our credit clients. In this connection we refer to your information undertakings pursuant to § 14 of the Syndicated Loan Agreement.

We draw attention to the fact that the general terms and conditions of Stadtsparkasse form an integral part of this Agreement. You may inspect these at our banking premises.

Based on the German Money Laundering Act [Geldwäschegesetz], the economic beneficiary under this Credit Line must be ascertained by us. We therefore ask you to tick the appropriate box at the end of this letter.

As security for the credit risk resulting from the business relationship, hedging transactions may be concluded. To enable the contractual partners of Stadtsparkasse to perform a creditworthiness review in this regard, Stadtsparkasse is entitled to disclose to third parties the information required for such creditworthiness review (notably regarding financial circumstances). To this extent, Stadtsparkasse is released from its banking secrecy obligation. In this connection neither you nor your shareholders/partners or subsidiaries are obligated to furnish further information and/or documentation beyond the scope owed under § 14 of the Syndicated Loan Agreement.

Supplemental hereto, § 13 (Representations and Warranties), § 14 (Requirements), § 15 (Key Financial Ratios), § 16 (Termination) of the Syndicated Loan Agreement shall apply. In particular, Stadtsparkasse is entitled to extraordinary termination of this Working Capital Facility only if at the same time a cause for termination exists under the Syndicated Loan Agreement. Should provisions of this Agreement contradict a provision of the Syndicated Loan Agreement, the provisions of the Syndicated Loan Agreement shall prevail.

This Agreement is governed by German law. The courts of Düsseldorf shall have non-exclusive jurisdiction for all disputes arising from or in connection with this Agreement.

Please confirm your agreement with the content of this letter on the enclosed copy.

With kind regards,

Enclosure

Stadtsparkasse Düsseldorf

sgd. Zahlmann

The Credit Line is utilised for your own account:

|X| Yes |_| No

Consenting cognizance is hereby taken of the content of this letter.
The specified terms and conditions are hereby acknowledged.

April 21, 2004	sgd. Flynn
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Date	Hein Gericke Deutschland GmbH